Phone:	(202) 772-5887

Fax:	(202) 572-1434

Email:	Gottfried@BlankRome.com
July 20, 2009
VIA EDGAR AS CORRESP AND
FACSIMILE TRANSMISSION TO (202) 772-9203
Perry J. Hindin, Esq., Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Tollgrade Communications, Inc.
Definitive Additional Soliciting Materials filed on July 2, 2009
File No. 000-27312
Dear Mr. Hindin:
     On behalf of our client, Tollgrade Communications, Inc., a Pennsylvania corporation (“Tollgrade” or the “Company”), we have set forth below Tollgrade’s responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) that were provided to us verbally on Monday, July 13, 2009, commenting on Tollgrade’s Definitive Additional Soliciting Materials on Schedule 14A that were filed with the Commission on July 2, 2009 (the “Additional Soliciting Materials”). References to page numbers herein are to the page numbers of the Additional Soliciting Materials. Capitalized terms used but not defined herein have the meanings ascribed to them in the Additional Soliciting Materials.
     The Staff has expressed concern with the language contained on page 4 of the Additional Soliciting Materials, including the assertions made therein by Tollgrade in the fourth and fifth bullets. As we understand, the Staff has requested that Tollgrade (i) disclose the factual foundations for such assertions, and (ii) provide the Staff with the reasonable basis used to support such statements.

Perry J. Hindin, Esq.
United States Securities and Exchange Commission
July 20, 2009

     In the fourth bullet on page 4 of the Additional Soliciting Materials, the following language was included in reference to Ramius LLC and its affiliates thereof (the “Ramius Group”):
“[The Ramius Group has] Historically been known as an opportunistic hedge fund with a focus on short-term gains and as specialists in financial reengineering. Accordingly, we are very concerned that the Ramius Group may be more attracted by our more than $60 million in cash reserves than Tollgrade’s very significant potential for growing long-term shareholder value and may have undisclosed plans with respect to Tollgrade’s cash reserves. We believe that the Ramius Group’s nominees, if elected, will seek to advance the short-term focus of the Ramius Group and will be highly disruptive to the efforts of your Board and management team to create long-term shareholder value.”
     Tollgrade does not believe that the cited statement, in any way, impugns the character, integrity or personal reputation or makes charges of illegal, improper or immoral conduct or is otherwise in violation of Rule 14a-9 of the SEC’s proxy rules. Tollgrade also believes that appropriate foundational support exists for the cited statement.
     The independent research firm FactSet TrueCourse, Inc. (“FactSet”), a division of ThomsonReuters, which prepares and updates profiles of leading activist investors, has included the following in its activist profile of the Ramius Group:
“Ramius Capital Group, LLC is a New York City-based hedge fund manager. Through its predecessor companies and affiliates, the firm has provided discretionary investment management and merchant banking services since 1994 to U.S. and international institutions and private investors. The firm’s managing members are Peter Cohen, Jeffrey Solomon, Morgan Stark, and Thomas Strauss. Ramius offers three different investment programs: hedge funds (including multi-strategy and single strategy) and fund of funds. The firm utilizes these investment programs to meet several investment goals. They pursue non-market directional absolute returns, targeting returns of 91-Day US T-Bill + 5-10%(1) over an investment cycle.
Ramius employs multi-strategy disciplines with low volatility and minimal correlation to traditional investments. They avoid large drawdowns and use minimal leverage. Their approach is based on rigorous bottom-up, fundamental research, which seeks to exploit situations where there is a mismatch between fundamental value and market pricing [emphasis added].”
     FactSet also notes that the Ramius Group has been a shareholder activist since 1999 and has been involved in 60 activist campaigns, including 28 threatened or commenced proxy contests, across a broad array of industries, including, but not limited to, restaurants, retail, telecom, apparel, financial services, internet, and energy. FactSet notes that the Ramius Group conducts its activist campaigns through any one or a combination of the following entities:

Perry J. Hindin, Esq.
United States Securities and Exchange Commission
July 20, 2009

Ramius Capital Group, LLC, Starboard Value & Opportunity Fund, LLC, Parche, LLC. Ramius Securities LLC, RCG Kingston Fund Ltd, RCG Carpathia Master Fund, Ltd, SPhinX Distressed (RCG Carpathia), Segregated Portfolio, C4S & Co., L.L.C., RCG Ambrose Master Fund Ltd, RCG Halifax Fund Ltd, Ramius Master Fund Ltd, and Admiral Advisors LLC.
     As FactSet indicates in its activist profile of the Ramius Group, “their approach is based on rigorous bottom-up, fundamental research, which seeks to exploit situations where there is a mismatch between fundamental value and market pricing.” Tollgrade believes that the foregoing cited language as well as other elements of the Ramius Group’s activist history would clearly suggest that the Ramius Group is “opportunistic.” As noted above, the Ramius Group is not focused on any one particular industry but rather is focused on identifying situations or investment opportunities where there is a “mismatch between fundamental value and market pricing.”
     In support of the assertion that the Ramius Group are specialists in financial reengineering, Tollgrade refers the Staff to the white paper that the Ramius Group published in December 2008 and made available on the internet. In that publication, the Ramius Group notes that “[F]inancial catalysts such as share buybacks, special dividends or balance sheet improvements are used by activists to optimize a company’s capital structure and return unused cash to shareholders. The reluctance of management teams to either reinvest their retained earnings back into their business or return cash to shareholders has attracted activists to advocate for alternative uses. Activists also work to unlock cash from assets so that it can be returned to shareholders or redeployed where it can be more productively utilized.” Ramius White Paper: The Case for Activist Strategies (December 2008), p.3.
     In the case of Tollgrade, we believe that the Ramius Group is very focused on Tollgrade’s significant cash reserves of more than $60 million. The Ramius Group has repeatedly pointed out to Tollgrade, including in its letter to us dated May 18, 2009 that was publicly released and filed with the Commission on May 18, 2009, that it believes that shareholders are attributing little to no value to the operating businesses at Tollgrade and are valuing Tollgrade based solely on Tollgrade’s $60 million cash balance. The Ramius Group made that same statement in its letter to Tollgrade’s shareholders which was also issued as a press release on July 13, 2009. Similar statements have been made by representatives of the Ramius Group to Tollgrade’s management and board members. In addition, the Ramius Group has not provided Tollgrade with any proposed changes to Tollgrade’s strategy or operations; despite the numerous interactions that have occurred between Tollgrade and the Ramius Group, Tollgrade has yet to learn what the Ramius Group’s “vision” is for Tollgrade. This leads Tollgrade to believe, based on the past history of the Ramius Group in other activist campaigns, that the Ramius Group may be more attracted by Tollgrade’s more than $60 million in cash reserves than Tollgrade’s very significant potential for growing long-term shareholder value.
     In previous activist campaigns, it has not been uncommon for the Ramius Group to focus

Perry J. Hindin, Esq.
United States Securities and Exchange Commission
July 20, 2009

on a corporate asset which is not being, in its view, appropriately valued by the stock market. By way of example, in the case of Luby’s, Inc., a publicly-held restaurant chain, the Ramius Group was focused on Luby’s real estate holdings and sought, through a proxy contest, to have Luby’s Board of Directors take action to “unlock the inherent value of the Company’s real estate holdings to highlight the strong free cash flow generation ability of the Luby’s franchise.” We refer the Staff the letter that the Ramius Group addressed to Luby’s and publicly filed with the Commission on July 30, 2007. As the Ramius Group notes in its letter, “while we applaud the improvement in restaurant operations over the past six years, we believe a significant amount of untapped value resides in Luby’s real estate holdings.” In that situation, the Ramius Group sought to have Luby’s engage in a “financial reengineering” transaction whereby Luby’s would execute a sale leaseback on a substantial portion of its owned real estate with a coincident stock buyback or special dividend. In its almost six-page letter to Luby’s, the Ramius Group provided significant detail about how such a financial reengineering transaction would work. We believe the letter makes clear that in the Luby’s case, the Ramius Group’s main focus was unlocking the value of Luby’s real estate rather than proposing any ideas for improving Luby’s restaurant operations.
     With respect to length of investment horizon, Tollgrade believes that the Ramius Group has a relatively “short-term” focus, as compared to the investment horizon of many other shareholders, that is driven by its need to demonstrate significant returns for its investors and its liquidity needs, whether due to the need to fund redemptions by investors or otherwise. In a white paper that the Ramius Group published in December 2008 and made available on the internet, the Ramius Group notes that “[A]ctivist investors take a medium to long term perspective (one to two years on average).” See Ramius White Paper: The Case for Activist Strategies (December 2008), p.2. Tollgrade takes the position that a one to two years investment horizon would be seen by most public companies as equating to a short-term focus. In further support of its belief that the Ramius Group takes a short-term focus, we call the attention of the Staff to the letter issued by CPI Corp. to its shareholders on June 18, 2009, and filed with the Commission on such date, in connection with the ultimately unsuccessful proxy contest that was brought against CPI by the Ramius Group. In that letter, CPI noted as follows:
“Ramius’s interests have diverged from those of the other stockholders. Ramius has made repeated declarations to the board and management of its desire to exit its CPI investment since the Summer of 2008. — Ramius has pressed for getting liquidity for its CPI stake through a sale of the Company, irrespective of the damage to the long-term interests of other stockholders. — Ramius advocated a sale of the Company at the worst possible time. With the financial markets in disarray, the stock trading at artificially depressed levels and the Company only starting to reap the benefits of its successful integration of the PictureMe Portrait Studio operations, and against the strong advice of the Company’s investment bankers, Ramius pressed repeatedly for a sale process beginning just after the Company renewed its contract with Sears last December.”

Perry J. Hindin, Esq.
United States Securities and Exchange Commission
July 20, 2009

     In the fifth bullet on page 4 of the Additional Soliciting Materials, the following language was included in reference to the Ramius Group:
“[The Ramius Group has] Historically been known for being a highly disruptive and destabilizing influence on a public company’s board of directors, following the appointment or election or its hand-picked nominees. If our shareholders have any doubt as to the disruptive and destabilizing influence that the Ramius Group can have on a public company’s board of directors, we suggest that they observe the very bitter and acrimonious proxy contest currently being waged by the Ramius Group against CPI Corp., a company against which the Ramius Group had a few years earlier waged a consent solicitation that resulted in the Ramius Group securing representation on the CPI Board.”
     Tollgrade does not believe that the cited statement, in any way, impugns the character, integrity or personal reputation or makes charges of illegal, improper or immoral conduct or is otherwise in violation of Rule 14a-9 of the SEC’s proxy rules. Tollgrade also believes that appropriate foundational support exists for the cited statement.
     In support of the above-cited statement, we call the attention of the Staff to the letter issued by CPI Corp. to its shareholders on June 18, 2009, and filed with the Commission on such date, in connection with the ultimately unsuccessful proxy contest that was brought against it by the Ramius Group. The Ramius Group had, in connection with an earlier contested solicitation, secured the right to have one of its employees serve on the CPI Board. Commenting on the experience on having a Ramius Group representative on its Board, CPI noted as follows:
“Ramius has become a highly disruptive and destabilizing influence on the board. In what we believe was a panicked response to the stock price pressures of the last year, Ramius has engaged in a range of disruptive behaviors: — Ramius called for sudden changes in senior management without any suggestions or plans for improvement; — Ramius tried to polarize the board and management and then stack the board with hand-picked nominees; — Ramius tried to force the Company to engage in a sale process at a time when the stock was trading below $4.00 per share and against the counsel of the Company’s investment bankers. These activities, furthermore, have involved not just disruptive boardroom behavior but also harassing calls to board members from Ramius executives. The current proxy contest is just the latest manifestation of Ramius’s distracting, unconstructive and damaging behavior. . . It is clear that if Ramius were to get even its present director renewed, let alone another, it would ensure further disruption and time-wasting of Company personnel and directors.”
[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

Perry J. Hindin, Esq.
United States Securities and Exchange Commission
July 20, 2009

*   *   *   *   *   *
     If the Staff of the Commission has any questions or comments regarding the responses contained herein or any aspects of Tollgrade’s proxy solicitation referred to therein, please telephone the undersigned of Blank Rome LLP or Paul J. DeRosa of Cohen & Grigsby, P.C., each being counsel to Tollgrade, at (202) 772-5887 and (412) 297-4821, respectively. Facsimile transmissions may be sent to either of us at (202) 572-1434 and (412) 209-0672, respectively.

Very truly yours,
/s/ Keith E. Gottfried
Keith E. Gottfried

Enclosures

cc:	Joseph A. Ferrara, Tollgrade Communications, Inc.
Sara M. Antol, Esq., Tollgrade Communications, Inc.
Paul J. DeRosa, Esq., Cohen & Grigsby, P.C.